

Mail Stop 3720

October 20, 2016

Eric Eichmann
Chief Executive Officer
Criteo S.A.
32 rue Blanche
Paris, France 75009

>   **Re: Criteo S.A.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 29, 2016**
>   **File No. 001-36153**

Dear Mr. Eichmann:

We have reviewed your filing and have the following comment. Please comply with this comment in future filings. Confirm in writing that you will do so. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our letter dated September 7, 2016.

Form 10-K for Fiscal Year Ended December 31, 2015

Note 17. Nature of Expenses Allocated to Cost of Revenue, page F-38

1.   We note your response to prior comment four. Specifically, you stated that none of your R&D employees are "solely" dedicated to revenue-generating activities and that the Technical Solutions Business Intelligence and Creative Services teams are "not directly related" to revenue generating activities. Please confirm to us that time spent (if any) by your R&D employees and Technical Solutions Business Intelligence and Creative Services teams that are attributable to revenue-generating activities, including customization of the Criteo Engine capabilities for certain clients, are not material.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding our comment on the financial statements and related matters. Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199, or Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director